UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2022

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 10, 2022	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Unaudited Consolidated Financial Results for the Fourth Quarter and the Full Year of 2021

Taipei, Taiwan, R.O.C., February 10, 2022 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues1 of NT$172,936 million for 4Q21, up by 16% year-over-year and up by 15% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$30,916 million, up from a net income attributable to shareholders of the parent of NT$10,044 million in 4Q20 and up from a net income attributable to shareholders of the parent of NT$14,176 million in 3Q21. Basic earnings per share for the quarter were NT$7.20 (or US$0.518 per ADS), compared to NT$2.35 for 4Q20 and NT$3.29 for 3Q21. Diluted earnings per share for the quarter were NT$6.99 (or US$0.504 per ADS), compared to NT$2.30 for 4Q20 and NT$3.20 for 3Q21.

For the full year of 2021, the Company reported unaudited net revenues of NT$569,997 million and net income attributable to shareholders of the parent of NT$63,908 million. Basic earnings per share for the full year of 2021 were NT$14.84 (or US$1.061 per ADS). Diluted earnings per share for the full year of 2021 were NT$14.40 (or US$1.029 per ADS).

RESULTS OF OPERATIONS

4Q21 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 44%, 8%, 47% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$140,042 million for the quarter, up from NT$119,881 million in 3Q21.

-	Raw material cost totaled NT$93,182 million for the quarter, representing 54% of total net revenues.

-	Labor cost totaled NT$16,547 million for the quarter, representing 10% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$12,842 million for the quarter.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

●	Gross margin decreased 1.4 percentage points to 19.0% in 4Q21 from 20.4% in 3Q21.

●	Operating margin was 11.3% in 4Q21, compared to 12.2% in 3Q21.

●	In terms of non-operating items:

-	Net interest expense was NT$553 million.

-	Net foreign exchange gain of NT$496 million was primarily attributable to the depreciation of U.S. dollar against New Taiwan dollar.

-	Loss on valuation of financial assets and liabilities was NT$483 million.

-	Net gain on equity-method investments was NT$192 million.

-	Other net non-operating income of NT$18,069 million was primarily attributable to gain on disposal of subsidiaries and miscellaneous income. Total non-operating income for the quarter was NT$17,721 million.

●	Income before tax was NT$37,336 million for 4Q21, compared to NT$18,474 million in 3Q21. We recorded income tax expenses of NT$5,592 million for the quarter, compared to NT$3,630 million in 3Q21.

●	In 4Q21, net income attributable to shareholders of the parent was NT$30,916 million, compared to NT$10,044 million in 4Q20 and NT$14,176 million in 3Q21.

●	Our total number of shares outstanding at the end of the quarter was 4,408,018,732, including treasury stock owned by our subsidiaries and stocks repurchased in 4Q21. Our 4Q21 basic earnings per share of NT$7.20 (or US$0.518 per ADS) were based on 4,294,230,371 weighted average numbers of shares outstanding in 4Q21. Our 4Q21 diluted earnings per share of NT$6.99 (or US$0.504 per ADS) were based on 4,343,537,564 weighted average number of shares outstanding in 4Q21.

4Q21 Results Highlights – ATM2

●	Cost of revenues was NT$66,217 million for the quarter, up by 1% sequentially.

-	Raw material cost totaled NT$25,423 million for the quarter, representing 28% of total net revenues.

-	Labor cost totaled NT$13,961 million for the quarter, representing 15% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,714 million for the quarter.

●	Gross margin increased 0.6 percentage points to 28.0% in 4Q21 from 27.4% in 3Q21.

●	Operating margin was 17.5% in 4Q21, compared to 17.3% in 3Q21.

4Q21 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$74,436 million, up by 35% sequentially.

-	Raw material cost totaled NT$67,610 million for the quarter, representing 83% of total net revenues.

-	Labor cost totaled NT$2,468 million for the quarter, representing 3% of total net revenues.

2 ATM stands for Semiconductor Assembly, Testing and Material.

-	Depreciation, amortization and rental expenses totaled NT$893 million for the quarter.

●	Gross margin decreased 0.9 percentage points to 8.7% in 4Q21 from 9.6% in 3Q21.

●	Operating margin was 4.4% in 4Q21, compared to 4.3% in 3Q21.

2021 Full-Year Results Highlights – Consolidated

●	Net revenues for the full year of 2021 amounted to NT$569,997 million, up by 20% from 2020. The revenue contribution from packaging operations, testing operations, EMS operations and others ,each represented approximately 48%, 9%, 42% and 1%, respectively, of total net revenues for the year.

●	Cost of revenue for the year of 2021 was NT$459,628 million, compared with NT$398,994 million in 2020.

-	Raw material cost totaled NT$280,789 million for the year, representing 49% of total net revenues.

-	Labor cost totaled NT$65,434 million for the year, representing 12% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$50,068 million for the year.

●	Gross margin increased 3.1 percentage points to 19.4% in 2021 from 16.3% in 2020.

●	Operating margin increased to 10.9% in 2021 from 7.3% in 2020.

●	Total non-operating income for the year was NT$18,211 million, compared to total non-operating expenses of NT$857 million for 2020.

●	Income before tax was NT$80,336 million for 2021. We recognized an income tax expense of NT$14,322 million for the year.

●	In 2021, net income attributable to shareholders of the parent amounted to NT$63,908 million, compared with a net income attributable to shareholders of the parent of NT$27,593 million in 2020.

●	Our total number of shares outstanding at the end of the year was 4,408,018,732, including treasury stock owned by our subsidiaries and stocks repurchased in 4Q21. Our 2021 basic earnings per share of NT$14.84 (or US$1.061 per ADS) were based on 4,305,348,164 weighted average numbers of shares outstanding in 2021. Our 2021 diluted earnings per share of NT$14.40 (or US$1.029 per ADS) were based on 4,365,667,867 weighted average number of shares outstanding in 2021.

2021 Full-Year Results Highlights – ATM

●	Cost of revenues for the full year of 2021 was NT$246,133 million, compared with NT$220,863 million in 2020.

-	Raw material cost totaled NT$87,967 million for the year, representing 26% of total net revenues.

-	Labor cost totaled NT$55,527 million for the year, representing 17% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$45,831 million for the year.

●	Gross margin increased to 26.5% in 2021 from 21.2% in 2020.

●	Operating margin increased to 16.0% in 2021 from 9.8% in 2020.

2021 Full-Year Results Highlights – EMS

●	Cost of revenues was NT$218,040 million, up by 17% from 2020.

-	Raw material cost totaled NT$192,287 million for the year, representing 80% of total net revenues.

-	Labor cost totaled NT$9,483 million for the year, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$3,535 million for the year.

●	Gross margin decreased to 9.0% in 2021 from 9.2% in 2020.

●	Operating margin decreased to 3.6% in 2021 from 3.8% in 2020.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 4Q21 totaled US$472 million, of which US$231 million were used in packaging operations, US$160 million in testing operations, US$68 million in EMS operations and US$13 million in interconnect materials operations and others.

●	For the full year of 2021, we spent US$2,021 million for capital expenditures, including US$1,311 million in packaging operations, US$496 million in testing operations, US$177 million in EMS operations and US$37 million in interconnect materials operations and others.

●	As of December 31, 2021, total unused credit lines amounted to NT$278,796 million.

●	Current ratio was 1.39 and net debt to equity ratio was 0.54 as of December 31, 2021.

●	Total number of employees was 95,731 as of December 31, 2021, compared to 104,471 as of September 30, 2021.

Business Review

Customers

ATM consolidated Basis

●	Our five largest customers together accounted for approximately 45% of our total net revenues in 4Q21, compared to 44% in 3Q21. Two customers each accounted for more than 10% of our total net revenues in 4Q21 individually.

●	Our top 10 customers contributed 56% of our total net revenues in 4Q21, compared to 55% in 3Q21.

●	Our customers that are integrated device manufacturers or IDMs accounted for 31% of our total net revenues both in 4Q21 and 3Q21.

EMS Basis

●	Our five largest customers together accounted for approximately 77% of our total net revenues in 4Q21, compared to 74% in 3Q21. One customer accounted for more than 10% of our total net revenues in 4Q21.

●	Our top 10 customers contributed 84% of our total net revenues in 4Q21, compared to 81% in 3Q21.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2020 Annual Report on Form 20-F filed on April 6, 2021.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

	4Q/21	3Q/21	4Q/20
EBITDA (NT$ Millions)	51,938	32,655	26,130

ATM Consolidated Operations

	4Q/21	3Q/21	4Q/20
Net Revenues (NT$ Millions)	91,958	90,092	72,752
Revenues by Application
Communication	50%	51%	52%
Computing	16%	15%	14%
Automotive, Consumer & Others	34%	34%	34%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	38%	36%	35%
Wirebonding	37%	39%	39%
Discrete and Others	8%	8%	9%
Testing	15%	15%	15%
Material	2%	2%	2%
Capacity & EBITDA
CapEx (US$ Millions)*	404	407	359
EBITDA (NT$ Millions)	47,090	28,588	21,822
Number of Wirebonders	25,803	29,943	26,461
Number of Testers	4,890	6,149	5,680

EMS Operations

	4Q/21	3Q/21	4Q/20
Net Revenues (NT$ Millions)	81,544	61,127	79,149
Revenues by End Application
Communication	38%	38%	45%
Computing	8%	10%	4%
Consumer	38%	33%	39%
Industrial	11%	12%	8%
Automotive	4%	5%	3%
Others	1%	2%	1%
Capacity
CapEx (US$ Millions)*	68	60	19

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2021	Sep. 30 2021	Dec. 31 2020	Dec. 31 2021	Dec. 31 2020
Net revenues:
Packaging	75,366	73,996	57,260	272,544	218,667
Testing	13,756	13,416	10,667	49,979	47,271
EMS	81,541	61,116	79,141	239,488	204,691
Others	2,273	2,137	1,809	7,986	6,349
Total net revenues	172,936	150,665	148,877	569,997	476,978

Cost of revenues	(140,042)	(119,881)	(125,578)	(459,628)	(398,994)
Gross profit	32,894	30,784	23,299	110,369	77,984

Operating expenses:
Research and development	(5,714)	(5,495)	(4,929)	(21,053)	(19,301)
Selling, general and administrative	(7,565)	(6,863)	(7,124)	(27,191)	(23,806)
Total operating expenses	(13,279)	(12,358)	(12,053)	(48,244)	(43,107)
Operating income	19,615	18,426	11,246	62,125	34,877

Net non-operating (expenses) income:
Interest expense - net	(553)	(562)	(592)	(2,257)	(2,916)
Foreign exchange gain (loss)	496	66	51	1,395	1,006
Gain (loss) on valuation of financial assets and liabilities	(483)	(349)	165	(1,490)	(72)
Gain (loss) on equity-method investments	192	414	169	974	512
Others	18,069	479	1,565	19,589	2,327
Total non-operating income (expenses)	17,721	48	1,358	18,211	857
Income before tax	37,336	18,474	12,604	80,336	35,734

Income tax expense	(5,592)	(3,630)	(1,839)	(14,322)	(6,457)
Income from continuing operations and before non-controlling interest	31,744	14,844	10,765	66,014	29,277
Non-controlling interest	(828)	(668)	(721)	(2,106)	(1,684)

Net income attributable to shareholders of the parent	30,916	14,176	10,044	63,908	27,593

Per share data:
Earnings (losses) per share
– Basic	NT$7.20	NT$3.29	NT$2.35	NT$14.84	NT$6.47
– Diluted	NT$6.99	NT$3.20	NT$2.30	NT$14.40	NT$6.31

Earnings (losses) per equivalent ADS
– Basic	US$0.518	US$0.236	US$0.163	US$1.061	US$0.438
– Diluted	US$0.504	US$0.230	US$0.160	US$1.029	US$0.427

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,343,537	4,370,715	4,295,951	4,365,668	4,288,633

FX (NTD/USD)	27.78	27.79	28.78	27.98	29.54

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2021	Sep. 30 2021	Dec. 31 2020	Dec. 31 2021	Dec. 31 2020
Net revenues:
Packaging	76,664	75,221	60,825	279,365	228,574
Testing	13,756	13,416	10,667	49,981	47,277
Direct Material	1,502	1,429	1,229	5,346	4,314
Others	36	26	31	113	132
Total net revenues	91,958	90,092	72,752	334,805	280,297

Cost of revenues	(66,217)	(65,378)	(56,274)	(246,133)	(220,863)
Gross profit	25,741	24,714	16,478	88,672	59,434

Operating expenses:
Research and development	(4,479)	(4,254)	(3,882)	(16,259)	(15,133)
Selling, general and administrative	(5,206)	(4,829)	(4,594)	(18,981)	(16,692)
Total operating expenses	(9,685)	(9,083)	(8,476)	(35,240)	(31,825)
Operating income	16,056	15,631	8,002	53,432	27,609

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2021	Sep. 30 2021	Dec. 31 2020	Dec. 31 2021	Dec. 31 2020
Net revenues:
Total net revenues	81,544	61,127	79,149	239,519	204,723

Cost of revenues	(74,436)	(55,244)	(72,153)	(218,040)	(185,802)
Gross profit	7,108	5,883	6,996	21,479	18,921

Operating expenses:
Research and development	(1,256)	(1,270)	(1,073)	(4,897)	(4,267)
Selling, general and administrative	(2,253)	(1,955)	(2,460)	(7,876)	(6,852)
Total operating expenses	(3,509)	(3,225)	(3,533)	(12,773)	(11,119)
Operating income	3,599	2,658	3,463	8,706	7,802

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Dec. 31, 2021	As of Sep. 30, 2021

Current assets:
Cash and cash equivalents	76,073	53,419
Financial assets – current	3,075	4,133
Notes and accounts receivable	115,462	108,156
Inventories	73,245	77,830
Others	24,503	16,695
Total current assets	292,358	260,233

Financial assets – non-current & Investments – equity method	23,260	20,915
Property plant and equipment	239,867	252,384
Right-of-use assets	10,680	10,321
Intangible assets	75,980	77,283
Others	30,789	29,123
Total assets	672,934	650,259

Current liabilities:
Short-term borrowings	41,037	36,610
Current portion of bonds payable & Current portion of long-term borrowings	14,429	6,539
Notes and accounts payable	84,470	83,060
Others	70,992	66,417
Total current liabilities	210,928	192,626

Bonds payable	42,365	48,498
Long-term borrowings[3]	121,946	137,015
Other liabilities	23,062	21,281
Total liabilities	398,301	399,420

Equity attributable to shareholders of the parent	260,077	235,186
Non-controlling interests	14,556	15,653
Total liabilities & shareholders’ equity	672,934	650,259

Current Ratio	1.39	1.35
Net Debt to Equity Ratio	0.54	0.71

_____________________

3Long-term borrowings include long-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31	Sep. 30	Dec. 31	Dec. 31	Dec. 31
	2021	2021	2020	2021	2020
Cash Flows from Operating Activities:
Profit before income tax	37,336	18,474	12,604	80,336	35,734
Depreciation & amortization	14,070	13,864	12,764	54,524	51,259
Other operating activities items	(18,537)	(17,505)	2,754	(53,174)	(11,932)
Net cash generated from operating activities	32,869	14,833	28,122	81,686	75,061
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(16,513)	(20,294)	(15,139)	(69,301)	(57,628)
Other investment activities items	21,812	(139)	(4,859)	20,210	(3,319)
Net cash generated from (used in) investing activities	5,299	(20,433)	(19,998)	(49,091)	(60,947)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) debts	(5,936)	25,319	(15,686)	22,343	(8,285)
Dividends paid	-	(18,083)	-	(18,083)	(8,521)
Other financing activities items	(9,810)	(854)	989	(10,074)	(5,189)
Net cash generated from (used in) financing activities	(15,746)	6,382	(14,697)	(5,814)	(21,995)
Foreign currency exchange effect	232	(350)	638	(2,246)	(712)
Net increase (decrease) in cash and cash equivalents	22,654	432	(5,935)	24,535	(8,593)
Cash and cash equivalents at the beginning of period	53,419	52,987	55,814	51,538	60,131
Cash and cash equivalents at the end of period	76,073	53,419	49,879	76,073	51,538
Cash and cash equivalents in the consolidated balance sheet	76,073	53,419	51,538	76,073	51,538
Cash and cash equivalents included in disposal groups held for sale	-	-	(1,659)	-	-